U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                      FORM 12b-25 NOTIFICATION OF LATE FILING

                                    (Check One):

 [X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

         For Period Ended: February 29, 2000

         [ ] Transition Report on Form 10-K or Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q or Form 10-QSB
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  N/A

________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

________________________________________________________________________________

Part I - Registrant Information

  Full Name of Registrant:  Health Outcomes Management, Inc.

  Former Name If Applicable:  Data Med Clinical Support Services, Inc.

  Address of Principal Executive Office (Street and Number):

                      2331 University Avenue SE
                      Minneapolis, MN  55414


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b)The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by the Rule
            12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period because of the diversion of the Registrant's financial management resources to efforts surrounding negotiations, finalization of approvals, and administrative matters related to a proposed partial or complete acquisition of the Company, or purchase of a portion of the Company's assets.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

    Peter Zugschwert   (612) 378-3053

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify reports.

    [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                       Health Outcomes Management, Inc.
          __________________________________________________________
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 4, 2000            By  /s/ Peter J. Zugschwert
      _____________                ___________________________________
                                   Peter Zugschwert, President and CEO